3/27/06

BD

SECURITIE 06002246
Washington, D.C.

SEC MAIL RECEIVED PROCESSING SECTION 2006 WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 53108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Martinez-Ayme Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10300 S.W. 72nd Street, Suite 380
(No. and Street)

Miami (City) Florida (State) 33173 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Ayme (305) 271-3232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth, Jonas, Mittelberg, Levy & Hartney, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 West Flagler Street, Suite 125, Miami Florida 33144
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/06

OATH OR AFFIRMATION

I, Reynaldo Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Martinez-Ayme Financial Group, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Julian L. Alfonso
Commission #DD418461
Expires: May 30, 2009
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

PRESIDENT.
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N☒A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N☒A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable -		
Due to Correspondent Broker	$ 58,598	
Others	8,688	
Accrued Salaries, Commissions, and Other Expenses	524	
Total Current Liabilities		$ 67,810
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		50,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred Stock - $1,000 Par Value; Authorized - 200 Shares; Issued - 1 Share	$ 1,000	
Common Stock - $1 Par Value; Authorized - 1,000 Shares; Issued - 963 Shares	963	
Additional Paid-In Capital	412,313	
Retained Earnings (Deficit)	(296,570)	
Total Stockholders' Equity		117,706
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 235,516

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES		$ 698,345
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 546,590	
Clearance, Quotation, and Communication Costs	132,847	
Occupancy and Other Rentals	35,313	
Taxes, Other than Income Taxes	807	
Other Operating Expenses	74,912	
Total Operating Expenses		790,469
(LOSS) FROM OPERATIONS		$ (92,124)
INTEREST EXPENSE		16,575
(LOSS) BEFORE INCOME TAXES		$ (108,699)
FEDERAL AND STATE INCOME TAX (PROVISION)		-
NET (LOSS)		$ (108,699)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "C"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Preferred Stock		Common Stock		Additional Paid-in	Retained Earnings
	Shares	Amount	Shares	Amount	Capital	(Deficit)
Balance - January 1, 2005	1	$ 1,000	800	$ 800	$ 242,476	$ (187,871)
Sale of Common Stock	-	-	163	163	169,837	-
Net (Loss) for the Period	-	-	-	-	-	(108,699)
Balance - December 31, 2005	1	$ 1,000	963	$ 963	$ 412,313	$ (296,570)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES		
Net (Loss)	$ (108,699)	
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation	3,903	
Decrease in Unrealized Gain on Trading and Investment Securities	22,912	
Changes in Operating Assets and Liabilities:		
Decrease in Accounts Receivable	84,267	
Decrease in Trading and Investment Securities Owned at Cost	26,634	
(Increase) in Prepaid Expenses and Other Assets	(4,727)	
(Decrease) in Due to Correspondent Broker	(3,914)	
(Decrease) in Accounts Payable and Accrued Expenses	(43,630)	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (23,254)
FINANCING ACTIVITIES		
Payment on Liability Subordinated to Claims of General Creditors	$ (170,958)	
NET CASH (USED IN) FINANCING ACTIVITIES		(170,958)
INVESTING ACTIVITIES		
Sale of Common Stock	$ 170,000	
NET CASH PROVIDED BY INVESTING ACTIVITIES		170,000
(DECREASE) IN CASH		$ (24,212)
CASH AT BEGINNING OF YEAR		49,966
CASH AT END OF YEAR		$ 25,754
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ 12,900
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Florida on December 14, 1999, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

All trading and investment securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm trading.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2005, the Company's "Net Capital" was more than one hundred twenty percent (120%) of its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into an amended lease agreement commencing April 1, 2005 for its office space in Miami, Florida. This amended lease expires on March 31, 2006. Monthly payments under this lease are $2,977, including applicable sales tax.

Minimum rentals under this lease are as follows:

Year Ended December 31	
2006	$ 8,931

Certain quotation equipment is being provided by agreements which can be terminated by either party with 60 days notice.

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2005 is as follows:

Commissions and Fees	$ 585,235
Firm Trading	99,776
Other	13,334
	$ 698,345

NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2005 is as follows:

Due from Correspondent Broker	$ 147,480
Due from Others	-
	$ 147,480

The amount Due From Correspondent Broker includes funds in an escrow account in the amount of $134,600 which is used to support the trading and underwriting activities of the Company.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On April 2, 2001, the Company borrowed $150,000 under an approved subordinated loan agreement. This subordinated loan bears interest at ten (10) percent per annum. On September 30, 2002, the Company received approval to amend the subordinated loan agreement to include $ 20,958 of accrued interest. This subordinated loan totaling $ 170,958 was repaid with all accrued interest in September 2005.

On November 1, 2002, the Company borrowed $ 50,000 from one of its officers and stockholders under an approved subordinated loan agreement. This subordinated loan bears interest at ten (10) percent per annum and was due on November 1, 2005. On January 18, 2005, the officer and stockholder received permission from the National Association of Securities Dealers (NASD) to extend the due date of the subordinated loan until November 1, 2008. In July 2005, the officer and stockholder waived accrued interest totalling $13,333. The interest waived is included in other revenues in the accompanying statement of operations.

NOTE 7 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's effective rate differs from the statutory Federal rate primarily as a result of the valuation allowance described below and State income taxes.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

Deferred tax assets:	
Net operating losses	$ 36,000
Timing differences	-
	$ 36,000
Less: Valuation allowance	(36,000)
	$ -

At December 31, 2005, the Company recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits is not "more likely than not". Accordingly, no deferred tax assets are reported in the accompanying statement of financial position at December 31, 2005. The Company has available at December 31, 2005, approximately $ 128,000 of unused operating loss carryforwards that may be applied against future taxable income and will expire in years through 2024.

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

NET CAPITAL		
Total Stockholders' Equity		$ 117,706
Add: Liabilities Subordinated to Claims of General Creditors		50,000
Less: Preferred Stock Treated as a Liability for Purposes of the Net-Capital Computation		(1,000)
Total Capital and Allowable Subordinated Loans		$ 166,706
Less: Non-Allowable Assets and Other Deductions:		
1. Prepaid Expenses and Other Assets	$ 10,307	
2. Lease Security Deposit	5,780	16,087
Net Capital Before Haircuts on Security Positions		$ 150,619
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		
1. Trading and Investment Securities:		
a. Exempted Securities	$ -	
b. Debt Securities	-	
c. Other Securities	6,929	
d. Undue Concentration	3,391	10,320
Net Capital		$ 140,299

NOTE - There is no difference in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report at December 31, 2005.

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition:		
Accounts Payable	$ 67,286	
Accrued Salaries, Commissions, and Other Expenses	524	
Preferred Stock Treated as a Liability	1,000	
Total Aggregate Indebtedness		$ 68,810

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 4,587
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$ 40,299
Excess Net Capital at 1,000 Percent	$ 133,418
Percentage of Aggregate Indebtedness to Net Capital	49%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, Beginning of Year	$ 220,958
Additions	-
Decreases	(170,958)
Balance, End of Year	$ 50,000

MARTINEZ-AYME FINANCIAL GROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Emmett A. Larkin Company, Inc.

ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
ERIC LEVY, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Martinez-Ayme Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Martinez-Ayme Financial Group Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., or other designated regulatory organizations and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

Miami, Florida

February 7, 2006

ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
ERIC LEVY, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

February 7, 2006

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Martinez-Ayme Financial Group, Inc.

We have audited the accompanying statement of financial condition of Martinez-Ayme Financial Group, Inc. as of December 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects, the financial position of Martinez-Ayme Financial Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115